Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

Newsletter for March

April 13, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

The month began with a full treasury after the closing of the financing on March 1. With the C$14 million raised, together with exercise of warrants and the previous balance, cash in hand during the first week of March was C$20 million.

Share Price

The stock price firmed up to a very satisfactory C$3.50 towards the end of the month, a figure followed in early April by a record share price of C$3.95.

Drilling

Drilling continued on the Carmen deposit during the month, but results had not accumulated in sufficient quantity to justify distribution until the news release of April 5. Towards the end of the drill period which ended on April 10, a fire from a fuel leak damaged one of the drills. There were no injuries and we expect the drill to be repaired on site and to be back in operation in early May. During the last drill period both drills were on the Carmen deposit while roads and drill sites were being prepared on the Carotare and El Orito Norte.

Resource Estimates

The next manual resource estimate on the Carmen deposit (Estimate “M”) is being prepared. The new estimate, based on 33,148 samples from the 344 reverse circulation holes drilled up to February 15 2006, will incorporate an additional 71 holes drilled since the database for Estimate “L” was closed off in August, 2005. Estimate “M” is expected to be complete by the end of April.

Pre-Feasibility

The decision has now been made to use the February 2006 (Estimate “M”) database for the block model on which the preliminary feasibility study will be based, instead of the August, 2005 (Estimate “L”) database. This will delay the pre-feasibility study to Q3 2006. The additional 71 holes will not only provide a more up-to-date estimate, but they will also extend the mineralized zones into the undrilled area between the Carmen and Cocos structures. They will also increase the proportion of Measured & Indicated resources (the only categories which can be advanced to Reserves).

Gold Equivalent

For calculating the gold-equivalent values of silver, Kimber has always used a conversion factor which incorporates the different recoveries for gold and silver. A factor which reflects only the ratio of the prices of the two metals does not provide equivalent in-the-ground values. Since November, 2004 we have been using a conversion factor of 85. Recent changes to the prices of gold and silver, together with our current estimates of recoveries (85% for gold, 55% for silver) have led us to change the conversion factor to 75 which will be applied to the new resource estimate and, until further notice, to drill results.

Objectives

Kimber’s twin objectives on the Monterde property continue to be to advance towards production as quickly as possible, while increasing the total quantity of gold and silver resources on the Carmen and neighbouring deposits.

Robert Longe P.Eng

President and CEO

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Director, Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.